

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2025

Phil van Staden
Chief Financial Officer
Fury Gold Mines Limited
401 Bay Street, 16th Floor
Toronto , Ontario
Canada M5H 2Y4

      Re: Fury Gold Mines Limited
          Form 20-F for the Fiscal Year ended December 31, 2024
          Filed April 1, 2025
          File No. 001-38145

Dear Phil van Staden:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Michael Taylor